Exhibit 99.64

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2018

DATE OF REPORT: May 29, 2018

Introduction

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three month period ended March 31, 2018 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting (“IAS 34”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2017 and the corresponding notes to the financial statements which are available on SEDAR www.sedar.com. All amounts in this MD&A are expressed in Canadian dollars (“CAD”), unless identified otherwise.

Table of Contents

1)             Description of Business

2)             Highlights and Key Accomplishments During the Period Ended March 31, 2018

3)             Outlook for 2018

4)             Portfolio of Gold Stream and Royalty Interests owned by Maverix as at March 31, 2018

5)             Acquisition of Significant Royalty Portfolio Subsequent to March 31, 2018

6)             Summary of Quarterly Results

7)             Non-IFRS and Other Measures

8)             Liquidity and Capital Resources

9)             Off-Balance Sheet Arrangements

10)      Exploration and Evaluation Properties

11)      Transaction with Related Parties

12)      Critical Accounting Estimates and Judgements

13)      Accounting Standard Issued But Not Yet Effective

14)      Financial Instruments

15)      Other

1.              Description of Business

Maverix is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire Gold Streams, Maverix receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the underlying commodity, a percentage of a mine’s production for the life of mine. Net Smelter Return (“NSR”) royalty and Gross Revenue Royalty (“GRR”) (collectively “Royalty or Royalties”) interests are non-operating interests in mining projects that provide the right of the holder to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a NSR royalty) or a percentage of the gross revenue from metals produced from the project (a GRR).

The Company’s business strategy is to acquire existing Gold Streams and Royalty interests or to finance projects that are in production or in the development stage in exchange for Gold Streams or Royalty interests. In the ordinary course of business, we engage in a continual review of opportunities to acquire existing Gold Stream or Royalty interests, to establish new Royalties or Gold Streams on operating mines, to create new Royalty or Gold Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Gold Stream interests. The Company currently has 27 Gold Streams and Royalties, of which 10 of the underlying mines are producing.

The Company’s common shares trade on the TSX Venture Exchange under the trading symbol “MMX”.

2.              Highlights and Key Accomplishments during the Three Month Period Ending March 31, 2018

Financial and Operating:

•                  Revenue for the three months ended March 31, 2018 was $6.8 million;

•                  Operating cash flow for the three months ended March 31, 2018 was $5.4 million, excluding changes in non-cash working capital1;

•                  Net income for the three months ended March 31, 2018 was $1.2 million;

•                  Attributable gold equivalent ounces sold for the three months ended March 31, 2018 were 4,0241 ounces, respectively, excluding approximately 2,900 ounces of gold produced but not yet payable from the Company’s La Colorada Gold Stream; and

•                  Record low Average cash cost per attributable gold equivalent ounce sold of $1211 for the three months ended March 31, 2018.

3.              Outlook for 20182

Based on the Company’s existing Gold Streams and Royalties, attributable Gold Equivalent Production (individually and collectively referred to as “Attributable Gold Equivalent”) for 2018 is forecasted to be between 18,0001 and 19,0001 Attributable Gold Equivalent ounces.

Approximately 95% of total revenue is expected to be derived from gold and silver.

4.              Portfolio of Gold Streams and Royalty Interests Owned by Maverix as at March 31, 2018

As at March 31, 2018, the Company owned two Gold Streams, one on a producing property in Mexico and one on a development stage property, also in Mexico, and 25 Royalties. Nine of the Royalties are on producing properties, including four in Australia, one in Burkina Faso, one in Mexico, one in the United States, one in Canada, and one in Chile. In addition, the Company owns a number of Royalties on development and exploration/evaluation stage projects in Australia, Mexico, United States, Canada, Peru, Dominican Republic, Democratic Republic of Congo, French Guiana and Argentina. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Gold Stream and Royalty interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Primary Properties:

Karma Mine NSR Royalty (Ouahigouya, Burkina Faso)

The Company has a 2.0% NSR royalty payable quarterly on all metals produced at the Karma mine operated by Endeavour Mining Corporation.

Mt. Carlton NSR Royalty (Queensland, Australia)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Mt. Carlton mine operated by Evolution Mining Ltd.

La Colorada Mine Gold Stream (Durango, Mexico)

The Company has an agreement to purchase 100% of the gold produced from the La Colorada mine operated by Pan American Silver Corp. (“Pan American”), at a price that is the lessor of US$650 per ounce or the spot market price per ounce for the life of the mine.

1 Refer to section on non-IFRS and other measures of this MD&A.

2 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Beta Hunt Gold GRR/NSR Royalties and Nickel NSR Royalty (Western Australia, Australia)

The Company holds a collection of Royalties, including a 6% GRR and a 1.5% NSR royalty payable quarterly on all gold production, and a 1% GRR and 0.5% NSR royalty payable quarterly on all nickel production, at the Beta Hunt mine. The Beta Hunt mine is operated by RNC Minerals.

Florida Canyon NSR Royalty (Nevada, USA)

The Company has a 3.25% NSR royalty payable quarterly on all metals produced from the Florida Canyon mine operated by Rye Patch Gold Corp.

Silvertip Mine NSR Royalty (British Columbia, Canada)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Silvertip mine operated by Coeur Mining, Inc.

Vivien GRR (Western Australia, Australia)

The Company has a 3.5% GRR payable quarterly on all metals produced from the relevant tenements at the Vivien mine operated by Ramelius Resources Ltd.

San Jose (Taviche Oeste) NSR Royalty (Oaxaca, Mexico)

The Company has a 1.5% NSR royalty payable quarterly on all metals produced from the Taviche Oeste concession at the San Jose silver and gold mine operated by Fortuna Silver Mines Inc.

Moose River Consolidated NSR Royalty (Nova Scotia, Canada)

The Company has a 3% NSR royalty on the Touquoy deposit at the Moose River Consolidated gold mine owned by Atlantic Gold Corporation (“Atlantic Gold”). The NSR royalty is subject to an option held by Atlantic Gold to buy back 2% of the NSR royalty for a cash payment of $2.5 million.

Romero NSR Royalty (San Juan and other provinces, Dominican Republic)

The Company has a 1.25% NSR royalty on all metals produced from the Romero development project owned by GoldQuest Mining Corp.

5.              Acquisition of Significant Royalty Portfolio Subsequent to March 31, 2018

On May 29th, 2018, the Company announced it had entered into a Purchase and Sale Agreement to acquire a portfolio of 54 royalties (the “Royalty Portfolio”) from Newmont Mining Corporation and its affiliates for consideration of 60,000,000 common shares of the Company, 10,000,000 common share purchase warrants, and cash of US$17.0 million upon closing of the transaction (the “Transaction”). The warrants will be exercisable for five years from the date the Transaction closes at a price of US$1.64 per common share.

Certain royalties in the Royalty Portfolio are subject to rights of first offer and first refusal as well as the requirement for various transfer consents. Any proceeds from an exercise of a right of first offer or first refusal will be paid to Maverix.

6.              Summary of Quarterly Results

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017

Statement of Income and Comprehensive Income (Loss)
Gold Sales	$995	$1,304	$891	$858
Royalty revenue	5,771	5,790	3,714	3,119
Total revenue	6,766	7,094	4,605	3,977
Cash flow from operating activities	3,406	2,748	1,464	2,334
Net income	1,205	1,149	704	204
Basic income per share	0.01	0.01	0.00	0.00
Diluted income per share	$0.01	$0.01	$0.00	$0.00

Non-IFRS and Other Measures[1]
Attributable Gold Equivalent ounces sold	4,024	4,361	2,882	2,347
Average realized gold price per Attributable Gold Equivalent ounce	$1,681	$1,627	$1,598	$1,695
Average cash cost per Attributable Gold Equivalent ounce	121	151	160	187
Cash flow from operating activities, excluding changes in non-cash working capital	$5,377	$5,264	$3,636	$2,597

Statement of Financial Position
Total assets	$158,821	$152,643	$148,896	$129,770
Total non-current liabilities	$12,301	$11,908	$11,902	$—

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016

Statement of Income (Loss) and Comprehensive Income (Loss)
Gold Sales	$806	$563	$451	$—
Royalty revenue	3,041	831	504	—
Total revenue	3,847	1,394	955	—
Cash flow from operating activities	220	38	(252)	(104)
Net income (loss)	626	(2,023)	(6,177)	(85)
Basic income (loss) per share	0.00	(0.02)	(0.08)	(0.02)
Diluted income (loss) per share	$0.00	$(0.02)	$(0.08)	$(0.02)

Non-IFRS and Other Measures[1]
Attributable Gold Equivalent ounces sold	2,375	853	551	—
Average realized gold price per Attributable Gold Equivalent ounce	$1,620	$1,634	$1,734	$—
Average cash cost per Attributable Gold Equivalent ounce	178	348	403	—
Cash flow from operating activities, excluding changes in non-cash working capital	$3,133	$(1,408)	$(368)	$(89)

Statement of Financial Position
Total assets	$126,879	$113,953	$60,296	$5,851
Total non-current liabilities	$—	$—	$—	$—

Changes in gold sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Gold Streams and Royalties and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary discussed below.

1 Refer to section on non-IFRS and other measures of this MD&A.

Three Months Ended March 31, 2018 Compared to the Three Months Ended March 31, 2017

For the three months ended March 31, 2018, net income and cash flow from operations were $1.2 million and $3.4 million, respectively, compared with a net income and cash flow from operations of $0.6 million and $0.2 million for the comparable period in 2017. The change is attributable to a combination of factors including:

•                  The Company acquired a cash flowing royalty on the Karma mine in November 2017 and began to receive royalty payments from the Moose River Consolidated gold mine operated by Atlantic Gold in the fourth quarter of 2017, contributing $0.8 million of royalty revenue each, respectively;

•                  The ramp up of both the La Colorada, Beta Hunt, and Florida Canyon mines resulting in an increase total revenue of $0.2 million, $0.3 million, and $0.5 million, respectively;

Offset by:

•                  Both net income and cash flow from operations being reduced by the cost of acquiring the gold with respect to the Company’s Gold Streams of $0.5 million, and net income being reduced by an increase in depletion expense of $1.7 million from the comparable period in 2017 due to the increase in attributable gold production recognized during the period; and

•                  Both net income and cash flow from operations being reduced by an increase in general and administrative expenses of $0.5 million due to the increase in general and administrative and corporate development functions of the Company to acquire and then manage its growing portfolio.

For the three months ended March 31, 2018, total revenue was $6.8 million and Attributable Gold Equivalent ounces were 4,0241 compared with total revenues of $3.8 million Attributable Gold Equivalent ounces of 2,3751 for the comparable period in 2017. The following table summarizes the Company’s total revenues and Attributable Gold Equivalent ounces for the periods ended March 31, 2018 and 2017:

	Three months ended March 31, 2018			Three months ended March 31, 2017
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Gold sales	Royalty Revenue	Attributable Gold Equivalent ounces[1]	Gold sales	Royalty Revenue	Attributable Gold Equivalent ounces[1]
	$	$	Ounces	$	$	Ounces
Stream Interests
La Colorada	995	—	591	806	—	492

Royalty Interests
Beta Hunt	—	1,056	628	—	751	465
Florida Canyon	—	575	342	—	77	48
Karma	—	817	486	—	—	—
Moose River	—	827	492	—	—	—
Mt. Carlton	—	1,192	709	—	1,207	748
San Jose Mine	—	430	256	—	423	261
Vivien	—	812	483	—	583	361
Other	—	62	37	—	—	—
Consolidated total	995	5,771	4,024	806	3,041	2,375

1 Refer to section on non-IFRS and other measures of this MD&A.

For the Three Months Ended March 31, 2018 Compared to Other Quarters Presented

When comparing net income of $1.2 million and cash flow from operations of $3.4 million for the three months ended March 31, 2018 with net income (loss) and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

•                  The Company acquired a number additional cash flowing royalties in February, April and November of 2017, which contributed full quarters of royalty income subsequent to their acquisitions;

•                  A number of underlying mines which the company has a Gold Stream or Royalty interest have continued to ramp up and or began production over the past year, which include the La Colorada mine, Beta Hunt mine, the Florida Canyon mine, and the Moose River Consolidated gold mine;

•                  The Company recognized a deferred tax recovery of $1.0 million for the recognition of non-capital losses during the three months ended December 31, 2017; and

•                  The Company recognized a non-cash impairment on its previously owned La Jojoba NSR royalty of $0.5 million during the three months ended March 31, 2017.

Change in Total Assets

Total assets increased by $6.2 million from December 31, 2017 to March 31, 2018 primarily resulting from net income and cash flow from operations for the three months ended March 31, 2018 and foreign exchange movements.

Total assets increased by $3.7 million from September 30, 2017 to December 31, 2017 primarily resulting from net income and cash flow from operations for the three months ended December 31, 2017.

Total assets increased by $19.1 million from June 30, 2017 to September 30, 2017 primarily resulting from the increase in cash and cash equivalents from the draw down on the loan facility, closing of the concurrent private placements with CEF and Pan American, and cash flow generated from operations, partially offset by depletion expense.

Total assets increased by $2.9 million from March 31, 2017 to June 30, 2017 primarily resulting from cash flow from operations, the acquisition of an additional Royalty, which was financed by the issuance of common shares, partially offset by depletion expense.

Total assets increased by $12.9 million from December 31, 2016 to March 31, 2017 primarily resulting from the acquisition of additional Royalties, which were partially financed by the issuance of common shares, partially offset by depletion expense.

Total assets increased by $53.7 million from September 30, 2016 to December 31, 2016 primarily resulting from the acquisition of a portfolio of Royalties, which were purchased by issuing common shares and warrants of the Company and the exercise of some warrants.

Total assets increased by $55.4 million from June 30, 2016 to September 30, 2016 primarily resulting from a reverse take-over transaction whereby the Company entered into a capital transaction and acquired a portfolio of Royalties, which were purchased by issuing common shares and warrants.

7.              Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) Average realized gold price per Attributable Gold Equivalent Ounce, (ii) Average cash cost per attributable gold equivalent ounce, and (iii) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.                  The Company’s royalty revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable Gold Equivalent ounces sold includes the Attributable Gold Equivalent ounces from the Company’s royalty revenue and the gold ounces sold from the Company’s Gold Streams.

ii.               Average realized gold price per attributable ounce is calculated by dividing the Company’s total revenue by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per attributable ounce:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Total revenue	$6,766	$3,847

Divided by:
Total Attributable Gold Equivalent ounces sold	4,024	2,375
Equals:
Average realized gold price per Total Attributable Gold Equivalent ounce	$1,681	$1,620

iii.            Average cost per attributable ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost on a per ounce basis:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Cost of sales, excluding depletion[1]	$486	$423

Cash cost of gold sales is comprised of:
Total cash cost of gold sold	$486	$423
Divided by:
Total Attributable Gold Equivalent ounces sold	4,024	2,375
Equals:
Average cash cost per Total Attributable Gold Equivalent ounce of gold	$121	$178

iv.           The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities.

8.              Liquidity and Capital Resources

As of March 31, 2018, the Company had cash and cash equivalents of $13.4 million (December 31, 2017: $10.2 million) and working capital of $19.9 million (December 31, 2017: $14.1 million). In addition, the Company has US$10.0 million undrawn under its loan facility.

Cash flow from operations:

For the three months ended March 31, 2018, cash flow from operations was $3.4 million, compared with $0.2 million in the comparable period in 2017, with the increase primarily attributable to the Company’s growing portfolio of

1 Cost of sales, excluding depletion, includes cash payments made for gold ounces associated with Gold Streams.

paying Royalties, as previously discussed in more detail.

Cash flow from operations for the period ended March 31, 2018 included a $2.0 million reduction due to changes in non-cash working capital movements. The net decrease in non-cash working capital movements was attributed to an increase in accounts receivable due to the royalty revenue accrued for the period ended March 31, 2018 and a decrease in accounts payable and accrued liability balances of $0.2 million due to the timing of payments of certain trade payable balances.

Cash flow used in investing activities

During the three months ended March 31, 2018, the Company’s cash flows from investing activities were insignificant. During the three months ended March 31, 2017, the Company had net cash outflows from investing activities of $6.5 million, which was primarily the result of the cash component of the consideration for the acquisition of the Florida Canyon and Beta Hunt Royalties from Resource Income Fund, L.P.

Cash flow from financing activities

During the three months ended March 31, 2018, the Company had net cash outflows from financing activities of $0.2 million, which was primarily the result of interest and standby payments on the Company’s loan facility, which were partially offset by proceeds received from the exercise of stock options. During the three months ended March 31, 2017, the Company’s cash flows from financing activities were insignificant.

Liquidity

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administrative costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing acquisition activities.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Gold Stream or Royalty interests, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Gold Streams, the Company has the right to purchase the following gold streams:

	Percent of life of mine gold production	Per ounce cash payment: Lesser of amount below and the then prevailing market price of gold
Gold Stream interests
La Colorada	100%	US$	650
La Bolsa	5%	US$	450

The Company has a lease agreement for the use of office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.2 million annually from 2018 to 2022.

9.              Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

10.       Exploration and Evaluation Properties

The Company has no immediate plans for continued exploration activities and is focused on activities related to its strategy of being a Gold Stream and Royalty company. The Company will seek to maximize the value of the exploration properties it retained that were part of the exploration properties acquired from MacMillan during the reverse take-over transaction that launched the Company, by seeking to sell or option the properties to third parties in exchange for retained NSR’s or other consideration.

11.       Transactions with Related Parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Share-based compensation	$91	$256
Salaries and benefits	253	342
Total compensation	$344	$598

During the period ended March 31, 2018, the Company purchased $0.5 million of refined gold from Pan American, which has significant influence over the Company, under its La Colorada Gold Stream agreement.

12.       Critical Accounting Estimates and Judgements

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and related notes to the financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the condensed consolidated interim financial statements.

The Company’s significant accounting policies and estimates are consistent with those disclosed in Notes 2 and 4 of the December 31, 2017 annual consolidated financial statements, except as described in Note 2 of the condensed consolidated interim financial statements, as it relates to the adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018.

IFRS 15 - Overview of the changes

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The Company has completed its assessment of the impact of the new standard on its financial statements. The process has included a review of all material contracts as well as the nature and type of the various streams and royalties that the Company holds. This assessment has also included identifying the contract with the customer, the separate performance obligations contained therein and the appropriate transaction price. Based on our analysis, the timing and measurement of our revenue recognition has not changed under IFRS 15. Consequently, there was no impact on retained earnings at January 1, 2018 upon adoption of IFRS 15.

The following is the significant accounting policy that has been amended as a result of adoption of IFRS 15.

Revenue Recognition

Revenue is comprised of revenue earned in the period from royalty and stream interests. In accordance with IFRS 15, the Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

IFRS 9 - Overview of the changes

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard.

IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income (“FVTOCI”). The measurement approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

IFRS 9 also introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 introduces additional disclosure requirements about expected credit losses and credit risk.

The Company’s credit risk arises from cash and cash equivalents and trade receivables. The application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses are anticipated to be negligible. Consequently, we did not record an adjustment relating to the implementation of the expected credit loss model for our cash and cash equivalents and trade receivables on transition to IFRS 9.

The Company has assessed the classification and measurement of our financial assets and financial liabilities as at January 1, 2018, under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

	Original classification under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost	10,151	10,151
Trade and other receivables	Amortized cost	Amortized cost	7,719	7,719
Investments	Available-for-sale	FVTOCI	—	—

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	2,426	2,426
Loan Facility	Amortized cost	Amortized cost	11,908	11,908

The following is the significant accounting policy that has been amended as a result of adoption of IFRS 9.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, and the loan facility. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents include cash on account and short-term deposits with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are subsequently measured at amortized cost using the effective interest rate method.

Trade receivables relate to amounts received from sales of refined gold and royalty revenue. These receivables are non-interest bearing and are recognized fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables.

Investments in marketable equity securities are designated as fair value through profit and loss unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income (FVTOCI). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

When investments in marketable equity securities which are designated as FVTOCI are disposed of, the cumulative gains and losses recognized in other comprehensive income are not recycled to the statement of income and remain within equity. Dividends are recognized in income and these investments are not assessed for impairment.

Accounts payable and accrued liabilities and the loan facilities are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

13.       Accounting Standard Issued But Not Yet Effective

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

14.       Financial Instruments

The fair value of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities and the loan facility approximate their carrying values due to the short-term maturity of these financial instruments.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio. At March 31, 2018, the Company has $1.9 million of accounts receivable amounts that were more than 90 days overdue.

Currency Risk

Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include: cash and cash equivalents, accounts receivable accounts payable and accrued liabilities and tax liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at March 31, 2018, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income (loss) by $0.5 million.

Other Risks

The Company holds common shares of other companies with a combined fair market value as at March 31, 2018 of $1.8 million (December 31, 2017- $nil). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at March 31, 2018, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.2 million.

15.       Other

Capital Stock

As at May 29, 2018 the Company had 154,080,229 outstanding common shares, 5,049,803 outstanding share purchase options outstanding with a weighted average exercise price of CAD$0.94 and 26,500,000 outstanding share purchase warrants with a weighted average exercise price of US$1.04.

Risks and Uncertainties

At the present time, the Company does not hold any interest in a mining property in production. The Company’s viability and potential successes lie in its ability to generate revenue out of mineral deposits held by other companies. Revenues, profitability and cash flow from any future operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to the costs of acquiring Gold Streams or Royalties and the ongoing payment obligations under the Company’s Gold Stream interests. Such prices have fluctuated widely and are affected by numerous factors beyond the Company’s control.

Internal Financial Controls

Venture issuers, as defined in National Instrument 52-109 (“NI 52-109”), are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings. In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that there are inherent limitations on the ability of the Company’s certifying officers to design and implement internal controls over financial reporting and disclosure controls and procedures on a cost effective basis.

Forward-Looking Statements

This MD&A contains “forward looking information” or “forward looking statements” within the meaning of applicable securities legislation, concerning future financial or operating performance of the Company and its business and operations.

Generally, forward looking information can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking information.

The Company does not intend to update any forward looking information that is included herein, except in accordance with applicable securities laws. Please refer to the “Risks Related to Maverix’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities. Additional information about Maverix and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.